

Mail Stop 3561

May 17, 2017

Christopher T. Forsythe
Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240

> **Re:** **Atmos Energy Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2017**
> **Response Dated May 4, 2017**
> **File Nos. 1-10042**

Dear Mr. Forsythe:

We have reviewed your May 4, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2017 letter.

Form 10-Q for the Quarterly Period March 31, 2017

Item2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Distribution Segment, page 37

1. We note your disclosure on page 38 that you believe gross profit is a better indicator of your financial performance than revenues since increases in the cost of gas are offset by a corresponding increase in revenues. In future filings, please disclose that gross profit is a

non-GAAP financial measure and why management believes the non-GAAP measure provides useful information to investors. Refer to Item 10(e) of Regulation S-K.

You may contact Tony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products